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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

RDO EQUIPMENT CO.
(Name of Subject Company (Issuer))

RDO TENDER CO.
RDO HOLDINGS CO.
RONALD D. OFFUTT
BETTY LOU AND LARRY SCOTT
ALLAN F. KNOLL
(Name of Person(s) Filing Statement (Offerors))

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Allan F. Knoll
Treasurer
RDO Tender Co.
2829 University Drive
South Fargo, North Dakota 58103
Tel.: (701) 239-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:
Thomas R. Marek, Esq.
Bruce A. Machmeier, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$29,053,567	$2,351

*
Estimated for purposes of calculating the filing fee only, this calculation assumes (i) the purchase of shares of Class A Common Stock of RDO Equipment Co. at the tender offer price of $6.01 per share, (ii) 4,363,855 shares outstanding (excluding shares already owned by RDO Tender Co, RDO Holdings Co., Ronald D. Offutt and Mr. and Mrs. Scott) as of March 31, 2003 and (iii) the exercise of up to 470,349 options to purchase shares, on or prior to the expected consummation of the tender offer.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory Number #11 for Fiscal Year 2003, equals $80.90 per million.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,351	Filing Party:	RDO Tender Co, RDO Holdings Co., Ronald D. Offutt and Betty Lou and Larry Scott
Form or Registration No:	Schedule TO	Date Filed:	April 28, 2003
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☒
  going-private transaction subject to Rule 13e-3.
  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Ronald D. Offutt

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization United States of America

	7	Sole Voting Power 12,204,187

Number of Shares	8	Shared Voting Power 0
Beneficially
Owned By Each	9	Sole Dispositive Power 12,204,187
Reporting Person With:
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,204,187

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares		☐

13	Percent of Class Represented by Amount in Row (11) 96.0%

14	Type of Reporting Person IN

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons RDO Holdings Co.

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization North Dakota

	7	Sole Voting Power 0

Number of Shares	8	Shared Voting Power 0
Beneficially
Owned By Each	9	Sole Dispositive Power 0
Reporting Person With:
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares *Excludes shares held by RDO Tender Co.		☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons RDO Tender Co.

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 12,204,187

Number of Shares	8	Shared Voting Power 0
Beneficially
Owned By Each	9	Sole Dispositive Power 12,204,187
Reporting Person With:
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,204,187

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares		☐

13	Percent of Class Represented by Amount in Row (11) 96.0%

14	Type of Reporting Person CO

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Betty Lou Scott

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization United States of America

	7	Sole Voting Power 0

Number of Shares	8	Shared Voting Power 0
Beneficially
Owned By Each	9	Sole Dispositive Power 0
Reporting Person With:
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares *Excludes shares held by RDO Tender Co.		☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Larry Scott

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization United States of America

	7	Sole Voting Power 0

Number of Shares	8	Shared Voting Power 0
Beneficially
Owned By Each	9	Sole Dispositive Power 0
Reporting Person With:
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares *Excludes shares held by RDO Tender Co.		☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Allan F. Knoll

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization United States of America

	7	Sole Voting Power 0

Number of Shares	8	Shared Voting Power 0
Beneficially
Owned By Each	9	Sole Dispositive Power 0
Reporting Person With:
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares *Excludes shares held by RDO Tender Co.		☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

        This Final Amendment (this "Amendment") hereby amends and supplements a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on April 28, 2003 by RDO Holdings Co., a North Dakota corporation ("RDO Holdings"), RDO Tender Co., a Delaware corporation and wholly owned subsidiary of RDO Holdings ("RDO Tender"), Ronald D. Offutt and Betty Lou and Larry Scott (the "Original Schedule TO"), as amended by Amendment No. 1 thereto filed with the SEC on May 15, 2003 by RDO Holdings, RDO Tender, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll ("Amendment No. 1" and together with the Original Schedule TO and any other amendments thereto, this "Schedule TO"). RDO Holdings is owned by Ronald D. Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of RDO Equipment Co. ("RDOE"), and Mr. Offutt's sister, Betty Lou Scott and her spouse, Larry Scott. This Schedule TO relates to the offer by RDO Tender to purchase all the outstanding shares of Class A common stock, par value $.01 per share (the "Class A Shares"), of RDOE that RDO Tender, RDO Holdings, Mr. Offutt and Mr. and Mrs. Scott do not currently own (the "Shares"), at an offer price of $6.01 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal, copies of which were previously filed as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively, to the Original Schedule TO (which together with any amendments or supplements thereto, collectively constitute the "Offer"). This Schedule TO also serves as a Schedule 13D for Ronald D. Offutt, RDO Holdings, RDO Tender, Betty Lou and Larry Scott and Allan F. Knoll, as a group.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 and Schedule 13D that is not included or covered by the items in Schedule TO.

        All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Original Schedule TO and the Offer to Purchase.

ITEM 4.    TERMS OF THE TRANSACTION

        Item 4 is hereby amended and supplemented to add the following:

        The Offer expired at 5:00 p.m., New York City time, on Monday, June 2, 2003. RDO Tender accepted for purchase a total of 3,912,742 Class A Shares (including Class A Shares subject to guarantees of delivery) at a purchase price of $6.01 per share. The tendered Class A Shares (including 35,300 Class A Shares that were guaranteed to be delivered), together with the Class A Shares currently held by RDO Tender, constitute approximately 96.0% of the outstanding Class A Shares. All Class A Shares validly tendered and not withdrawn prior to the expiration of the Offer have been accepted for payment by RDO Tender according to the terms of the Offer.

        In the second step of the transaction, RDO Tender will merge with and into RDOE. As a result, each Class A Share of RDOE not previously purchased in the Offer (other than Class A Shares owned by RDO Tender and Class A Shares held by stockholders who seek appraisal rights under Delaware law) will be converted into the right to receive $6.01 per share, without any interest. Once the Merger becomes effective, RDOE will become a wholly owned subsidiary of RDO Holdings.

        The Merger is not subject to the approval of the holders of the remaining Class A Shares of RDOE and is expected to be completed within the next few days. RDOE stockholders who did not tender their Class A Shares in the Offer will receive information from RDOE regarding the surrender of their stock certificates for payment.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2003	RDO TENDER CO.
	By:	/s/ RONALD D. OFFUTT
Name: Ronald D. Offutt Title: President and Chief Executive Officer
Dated: June 3, 2003	RDO HOLDINGS CO.
	By:	/s/ RONALD D. OFFUTT
Name: Ronald D. Offutt Title: President and Chief Executive Officer
Dated: June 3, 2003	/s/ RONALD D. OFFUTT Ronald D. Offutt
Dated: June 3, 2003	/s/ BETTY LOU SCOTT Betty Lou Scott
Dated: June 3, 2003	/s/ LARRY SCOTT Larry Scott
Dated: June 3, 2003	/s/ ALLAN F. KNOLL Allan F. Knoll

EXHIBIT INDEX

Exhibit	Description	Method of Filing
99(a)(1)(i)	Offer to Purchase dated April 28, 2003.	Previously filed
99(a)(1)(ii)	Letter of Transmittal.	Previously filed
99(a)(1)(iii)	Notice of Guaranteed Delivery.	Previously filed
99(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Previously filed
99(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Previously filed
99(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	Previously filed
99(a)(2)	None.	Not applicable
99(a)(3)	None.	Not applicable
99(a)(4)	None.	Not applicable
99(a)(5)(i)
	Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery.	Previously filed
99(a)(5)(ii)
	Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery.	Previously filed
99(b)(1)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $20,000,000 loan.	Previously filed
99(b)(2)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $20,000,000.	Previously filed
99(b)(3)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $10,000,000 loan.	Previously filed
99(b)(4)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $10,000,000.	Previously filed
99(c)	Presentation to Management of RDO Equipment Co. dated September 16, 2002 by Freeman Spogli & Co.	Previously filed

99(d)(1)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll.	Incorporated by reference to Exhibit 7.1 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
99(d)(2)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll.	Previously filed
99(d)(3)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn.	Incorporated by reference to Exhibit 7.2 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
99(d)(4)	Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn.	Incorporated by reference to Exhibit 7.3 contained in Ronald D. Offutt's Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427)
99(d)(5)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn.	Previously filed
99(d)(6)	Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt.	Incorporated by reference to Exhibit 7.4 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)

99(d)(7)	Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt.	Incorporated by reference to Exhibit 7.5 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(8)	Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.7 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(9)	Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.8 contained in Ronald D. Offutt's Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(10)	Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott.	Previously filed
99(d)(11)	Form of Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. and Guarantee by Ronald D. Offutt.	Incorporated by reference to Exhibit 10.18 contained in RDO Equipment Co.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641)
99(f)	Section 262 of the Delaware General Corporation Law.	Included as Schedule C of the Offer to Purchase previously filed as Exhibit 99(a)(1)(i)
99(g)	None.	Not applicable
99(h)	None.	Not applicable

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  ITEM 4. TERMS OF THE TRANSACTION
SIGNATURES
EXHIBIT INDEX